Cordyceps Sunshine Biotech Holdings Co., Ltd.

6th Fl., No. 15, Lane 548, Ruiguang Road

Neihu District, Taipei City, Taiwan

October 28, 2024

Via Edgar Correspondence

Ms. Tracie Mariner

Division of Corporation Finance

Office of Life Sciences

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Re:	Cordyceps Sunshine Biotech Holdings Co., Ltd. Form 20-F for Fiscal Year Ended December 31, 2023 File No. 333-269315

Dear Ms. Mariner,

This letter is in response to the letter dated September 4, 2024, from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) addressed to Cordyceps Sunshine Biotech Holdings Co., Ltd. (the “Company”, “we”, and “our”). For ease of reference, we have recited the Commission’s comments in this response and numbered them accordingly. An amended Form 20-F (the “Amended 20F”) is being submitted to accompany this letter.

Form 20-F for Fiscal Year Ended December 31, 2023

General

1. We note your disclosure that you spun off your then-subsidiaries Cordyceps Sunshine HK and Chengdu Skyherb as a result of a share purchase agreement in September 2023, that your current corporate structure consists of Cordyceps Sunshine Cayman, and its subsidiaries Cordyceps Sunshine Taiwan Branch and Taiwanofungus HK, and that Taiwanofungus HK currently does not actively engage in any business. We also note your disclosure on page 16 that your marketing channels include physical chain stores and collaborations with major retail brands in Hong Kong and partnerships with large retail channels in China, and on page 18 that your sales "heavily depend" on your connections with Cordyceps distributors and retail customers in Mainland China. To the extent you do not conduct the majority of your operations in China, please provide us your analysis supporting this. To the extent you conduct the majority of your operations in China, please provide proposed disclosures regarding the legal and operational risks associated with China-based companies. For additional guidance, please see the Division of Corporation Finance's Sample Letter to China-Based Companies issued by the Staff in December 2021 and the Sample Letter to Companies Regarding China-Specific Disclosures issued by the Staff in July 2023. In this regard, we note your Amendment No. 2 to the Registration Statement on Form F-1, filed March 20, 2023, appears to address many of the issues identified in the December 2021 letter.

RESPONSE: We note the Staff’s comment, and in response thereto, respectfully advise the Staff that the statement that our sales “heavily depend” on our connections with Cordyceps distributors and retail customers in Mainland China has been revised to reflect the current status of the Company. The revised disclosure now states: “Before we spun off our then-subsidiaries Cordyceps Sunshine HK and Chengdu Skyherb, our sales heavily depended on our connections with Cordyceps distributors and retail customers in Mainland China.” This revision clarifies that our reliance on these connections pertained to a period before the spin-off in September 2023. Following the spin-off, we no longer rely on these connections, as the company no longer maintains those entities.

In addition, we have included the disclosure about China-based company risks due to the inclusion of financial data from 2022 and early 2023, which included revenue generated from our operations in China before the spin-off. However, following the spin-off, the company no longer conducts significant operations in China.

Operating and Financial Review and Prospects

Operating Results, page 34

2. We note your disclosure stating that, for the year ended December 31, 2023, your third party revenue and related party revenue of $760,722 and $121,811, respectively, was comprised of cordyceps products and Cattle mushroom products. Additionally, you disclose that you sold cordyceps products and Cattle camphor mushroom products to Gasar Biotechnology Co., Ltd, a related party, in the amounts of $121,811, $53,304 and $0 for the years ended December 31, 2023, 2022, and 2021, respectively. However, you disclose in Note 4, on page F-16, that, on September 28, 2023, you sold Cordyceps Sunshine Biotech Co., Ltd. (Hong Kong), containing your cordyceps business, and reported it as discontinued operations in your financial statements. Therefore, the discussion of your discontinued operations should be separated from your discussion of continuing operations in operating and financial review and prospects for all periods presented. Please revise your disclosure as necessary.

RESPONSE: We note the Staff’s comment, and in response thereto, respectfully advise the Staff that the disclosure has been revised. Please refer to the Amended 20F for fiscal year ended December 31, 2023 on page 43.

3. Please expand your disclosure of Cattle mushroom product sales from third parties and related parties to quantify and discuss the types of products sold during the fiscal years ended December 31, 2023 and December 31, 2022.

RESPONSE: We note the Staff’s comment, and in response thereto, respectfully advise the Staff that the disclosure has been revised. Please refer to the Amended 20F for fiscal year ended December 31, 2023 on page 43.

4. Please expand your disclosure to discuss the reasons for the decrease in research and development expenses of $118,444 from the fiscal year ended December 31, 2022 to the fiscal year ended December 31, 2023.

RESPONSE: We note the Staff’s comment, and in response thereto, respectfully advise the Staff that the disclosure has been revised. Please refer to the Amended 20F fiscal year ended December 31, 2023 on page 43.

Factors Affecting Our Results of Operations, page 35

5. We note your disclosure stating that as a result of the COVID-19 outbreak in December 2019 and continuing through 2020, 2021 and 2022, the Company’s businesses, results of operations, financial position and cash flows were adversely affected in 2022 with potential continuing impacts on subsequent periods, including but not limited to the material adverse impact on the Company’s revenues as result of the suspension of operations and decline in demand by the Company’s customers. Please expand your disclosure to quantify any material impact of the COVID-19 outbreak on your revenues for the years presented.

RESPONSE: We note the Staff’s comment, and in response thereto, respectfully advise the Staff that the disclosure has been revised. Please refer to the Amended 20F for fiscal year ended December 31, 2023 on page 44.

We hope this response has addressed all of the Staff’s concerns relating to the comment letter. Should you have additional questions regarding the information contained herein, please contact our outside securities counsel William S. Rosenstadt, Esq. or Yarona Yieh, Esq. of Ortoli Rosenstadt LLP at wsr@orllp.legal or yly@orllp.legal.

Very truly yours,

/s/ Szu Hao Huang
Name:	Szu Hao Huang
Title:	Chief Executive Officer and Chief Financial Officer

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